Exhibit 99.1

February 14, 2019

Globant Reports 2018 Full Year and Fourth Quarter Financial Results

Robust Revenue Growth and Solid Financial Performance

Luxembourg / February 14, 2019 - Globant (NYSE: GLOB), a digitally native technology services company, today announced results for the three and twelve months ended December 31, 2018.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

Fourth quarter 2018 highlights

●	Revenues increased to a record $140.1 million, representing 21.4% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit was $58.4 million (41.7% Non-IFRS Adjusted Gross Profit Margin), an increase of $13.4 million compared to $45.0 million (39.0% Non-IFRS Adjusted Gross Profit Margin) for the fourth quarter of 2017.
●	Non-IFRS Adjusted Net Income was $18.5 million (13.2% Non-IFRS Adjusted Net Income Margin), an increase of $4.4 million compared to $14.1 million (12.2% Non-IFRS Adjusted Net Income Margin) for the fourth quarter of 2017.
●	Non-IFRS Adjusted Diluted EPS was $0.50 per share (based on an average of 36.9 million diluted shares), an increase of $0.11 compared to $0.39 per share (based on an average of 36.3 million diluted shares) for the fourth quarter of 2017.

Full year ended December 31, 2018 highlights

●	Revenues increased to $522.3 million, representing 26.3% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit was $212.0 million (40.6% Non-IFRS Adjusted Gross Profit Margin), an increase of $51.7 million compared to $160.3 million (38.8% Non-IFRS Adjusted Gross Profit Margin) for the full year 2017.
●	Non-IFRS Adjusted Net Income was $63.7 million (12.2% Non-IFRS Adjusted Net Income Margin), an increase of $17.6 million, compared to $46.1 million (11.1% Non-IFRS Adjusted Net Income Margin) for the full year 2017.
●	Non-IFRS Adjusted Diluted EPS was $1.74 per share (based on an average of 36.7 million diluted shares), an increase of $0.46 compared to $1.28 (based on an average of 36.1 million diluted shares) for the full year 2017.

“2018 was another very successful year for our company. Our full year revenues for 2018 amounted to $522.3 million, representing a 26.3% year-over-year growth. At the same time, revenues for the fourth quarter of 2018 amounted to $140.1 million, a new record for the company and an increase of 21.4% compared to the same period in 2017,” said Martín Migoya, Globant’s CEO and co-founder.

“Our constant expansion is mainly driven by our unique focus as a pure play in the digital and cognitive arena, which makes us the best partner to help organizations transform their businesses. We do this with a comprehensive approach that goes from evolving their culture, creating digital products and bringing digital and cognitive to the back office, to creating a full digital native culture for them. Our ultimate goal is to help evolve the entire technology organization to the next level”, explained Martín Migoya. “Looking into 2019, we continue to have strong demand from companies looking to achieve digital and cognitive transformations as new users and requirements arise. We believe that our market approach with our Studios, our Agile Pods and our 50-Squared model positions us as a leader in this arena,” added Martín Migoya.

“I am very satisfied with our overall results for the fourth quarter and full year 2018. During this year we continued to deliver strong revenue growth and significantly improved our profitability and cash generation,” explained Juan Urthiague, Globant’s CFO.

Globant completed the fourth quarter with 8,384 Globers, 7,821 of whom were technology, design and innovation professionals. The geographic revenues breakdown for the fourth quarter was as follows: 77.4% from North America (top country: US), 13.5% from Latin America and others (top country: Argentina) and 9.1% from Europe (top country: Spain). 85.6% of Globant’s revenues for the fourth quarter was denominated in US dollars, and the remaining 14.4% was denominated in other currencies, including Euros, GB pounds and other Latin American currencies.

During the last twelve months ended December 31, 2018, Globant served 373 customers, 90 of which accounted for more than $1 million of Globant’s revenues. Globant’s top customer, top five customers and top ten customers represented 10.9%, 30.9% and 42.7% of fourth quarter revenues, respectively.

Cash and bank balances and Investments as of December 31, 2018 increased to $87.0 million from $60.7 million as of December 31, 2017. Current assets amounted to $214.0 million, accounting for 48.5% of total assets for the same period. Finally, as of December 31, 2018, 36.0 million common shares were issued and outstanding.

2019 First Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the first quarter and the full year of 2019:

●	First quarter 2019 Revenues are estimated to be between $144-$146 million, implying 21.1% year-over-year growth at the midpoint of the range.
●	First quarter 2019 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $0.45-$0.49 (assuming an average of 37.1 million diluted shares outstanding during the first quarter).
●	Fiscal year 2019 Revenues are estimated to be in the range of $635-$645 million, implying 22.5% year-over-year revenues growth at the midpoint of the range.
●	Fiscal year 2019 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $2.10-$2.20 (assuming an average of 37.4 million diluted shares outstanding during 2019).

Conference Call and Webcast

Martín Migoya and Juan Urthiague will discuss the Q4 2018 results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

Additionally, a replay will be available via the same dial-in number and on our investor relations website after the call.

About Globant (NYSE: GLOB)

We are a digitally native technology services company where innovation, design and engineering meet scale. We use some of the latest technologies in the digital and cognitive field to empower organizations in every aspect.

We have more than 8,300 professionals and we are present in 14 countries working for companies like Google, LinkedIn, BBVA, EA and Coca Cola, among others.

We were named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape report (2016 and 2017). We were also featured as a business case study at Harvard, MIT, and Stanford.

For more information, visit www.globant.com

Non-IFRS Financial Information

The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The interim financial information included in this announcement has been also prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures to complement reported IFRS results, in accordance with IAS 34 “Interim Financial Reporting”. Management believes these measures help illustrate underlying trends in the company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude share-based compensation expense, depreciation and amortization, impairment of assets, expenses related to our June 2018 secondary share offering and acquisition-related charges. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its unaudited interim consolidated statement of financial position as of December 31, 2018 and December 31, 2017 and its unaudited interim consolidated statement of profit or loss and other comprehensive income for the three and twelve months ended December 31, 2018 and 2017, prepared in accordance with IAS 34.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of assets, expenses related to our June 2018 secondary share offering and acquisition-related charges. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, Non-IFRS results of operations and Non-IFRS earnings per share, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Argentina; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission.

Because of these uncertainties, you should not make any investment decision based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier).

Globant S.A.

Consolidated Statement of Profit or Loss and Other Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Year ended		Three months ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017

Revenues	522,310	413,439	140,138	115,433
Cost of revenues	(318,554)	(263,171)	(83,797)	(72,701)
Gross profit	203,756	150,268	56,341	42,732

Selling, general and administrative expenses	(133,186)	(110,813)	(35,539)	(28,905)
Net impairment losses on financial assets	(3,469)	(1,581)	(2,575)	(98)
Other operating (expenses) income, net	(306)	(4,708)	(306)	(4,708)
Profit from operations	66,795	33,166	17,921	9,021

Finance income	11,418	7,956	1,643	2,774
Finance expense	(16,969)	(11,036)	(3,154)	(3,629)
Finance expense, net	(5,551)	(3,080)	(1,511)	(855)

Other income, net	6,220	8,458	(1,374)	6,048
Profit before income tax	67,464	38,544	15,036	14,214

Income tax	(15,868)	(8,081)	(3,527)	(2,694)
Net income for the period	51,596	30,463	11,509	11,520

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(871)	(265)	451	(469)
- Net change in fair value on financial assets measured at FVOCI	(12)	(27)	(5)	-
Total comprehensive income for the period	50,713	30,171	11,955	11,051

Net income attributable to:
Owners of the Company	51,677	30,539	11,509	11,543
Non-controlling interest	(81)	(76)	-	(23)
Net income for the period	51,596	30,463	11,509	11,520

Total comprehensive income for the period attributable to:
Owners of the Company	50,794	30,247	11,955	11,074
Non-controlling interest	(81)	(76)	-	(23)
Total comprehensive income for the period	50,713	30,171	11,955	11,051

Earnings per share
Basic	1.44	0.87	0.32	0.33
Diluted	1.41	0.84	0.31	0.32

Weighted average of outstanding shares (in thousands)
Basic	35,746	34,919	35,961	35,172
Diluted	36,685	36,094	36,899	36,349

Globant S.A.

Consolidated Statement of Financial Position

(In thousands of U.S. dollars, unaudited)

	December 31, 2018	December 31, 2017
ASSETS
Current assets
Cash and bank balances	78,384	52,525
Investments	8,635	8,147
Trade receivables	110,898	80,078
Other receivables	15,567	14,357
Other financial assets	550	873
Total current assets	214,034	155,980

Non-current assets
Investments	527	-
Other receivables	34,197	31,736
Deferred tax assets	16,916	13,186
Investment in associates	4,000	1,550
Other financial assets	345	555
Property and equipment	51,460	43,879
Intangible assets	11,778	11,365
Goodwill	107,890	98,926
Total non-current assets	227,113	201,197
TOTAL ASSETS	441,147	357,177

LIABILITIES
Current liabilities
Trade payables	17,578	11,640
Payroll and social security taxes payable	59,313	40,472
Borrowings	-	6,011
Other financial liabilities	8,858	10,664
Tax liabilities	7,625	5,253
Other liabilities	43	20
Total current liabilities	93,417	74,060

Non-current liabilities
Other financial liabilities	6,952	18,574
Provisions for contingencies	2,862	1,179
Total non-current liabilities	9,814	19,753
TOTAL LIABILITIES	103,231	93,813

Capital and reserves
Issued capital	43,158	42,271
Additional paid-in capital	109,559	86,728
Other reserves	(2,136)	(1,253)
Retained earnings	187,335	135,658
Total equity attributable to owners of the Company	337,916	263,404
Non-controlling interests	-	(40)
Total equity	337,916	263,364
TOTAL EQUITY AND LIABILITIES	441,147	357,177

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Year ended		Three months ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017

Reconciliation of adjusted gross profit
Gross Profit	203,756	150,268	56,341	42,732
Depreciation and amortization expense	4,022	4,339	967	1,071
Share-based compensation expense	4,248	5,666	1,095	1,165
Adjusted gross profit	212,026	160,273	58,403	44,968
Adjusted gross profit margin	40.6%	38.8%	41.7%	39.0%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(133,186)	(110,813)	(35,539)	(28,905)
Depreciation and amortization expense	16,521	11,789	4,638	3,304
Share-based compensation expense	8,665	8,798	2,327	2,032
Acquisition-related charges (a)	3,516	1,131	1,543	546
Adjusted selling, general and administrative expenses	(104,484)	(89,095)	(27,031)	(23,023)
Adjusted selling, general and administrative expenses as % of revenues	(20.0)%	(21.5)%	(19.3)%	(19.9)%

Reconciliation of Adjusted Profit from Operations
Operating Profit	66,795	33,166	17,921	9,021
Share-based compensation expense	12,913	14,464	3,422	3,197
Acquisition-related charges (a)	4,273	7,523	1,733	5,643
Impairment of assets (b)	354	1,586	306	-
Adjusted Profit from Operations	84,335	56,739	23,382	17,861
Adjusted Profit from Operations margin	16.1%	13.7%	16.7%	15.5%

Reconciliation of Net income for the period
Net income for the period	51,596	30,463	11,509	11,520
Share-based compensation expense	12,913	14,464	3,422	3,197
Acquisition-related charges (a)	(2,177)	(447)	2,459	(587)
Impairment of assets (b)	1,154	1,586	1,106	-
Expenses related to secondary share offering (c)	251	-	-	-
Adjusted Net income	63,737	46,066	18,496	14,130
Adjusted Net income margin	12.2%	11.1%	13.2%	12.2%

Calculation of Adjusted Diluted EPS
Adjusted Net income	63,737	46,066	18,496	14,130
Diluted shares	36,685	36,094	36,899	36,349
Adjusted Diluted EPS	1.74	1.28	0.50	0.39

Notes:

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in the depreciation and amortization expense line on our consolidated statements of operations, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

(b)	Impairment of assets includes, when applicable, charges for impairment of intangible assets, charges for impairment of investments in associates and charges for impairment of tax credits, net of recoveries.

(c)	Expenses related to our June 2018 secondary share offering include expenses related to the secondary offering in the United States of our common shares held by WPP Luxembourg Gamma Three S.àr.l.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q4 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018

Total Employees	6,753	6,940	7,279	7,807	8,384
IT Professionals	6,279	6,462	6,775	7,285	7,821

North America Revenues %	78.6	78.6	78.4	77.5	77.4
Latin America and Others Revenues %	14.6	13.8	13.1	12.5	13.5
Europe Revenues %	6.8	7.6	8.5	10.0	9.1

USD Revenues %	82.5	85.5	86.4	85.1	85.6
Other Currencies Revenues %	17.5	14.5	13.6	14.9	14.4

Top Customer %	10.4	11.1	11.1	11.9	10.9
Top 5 Customers %	28.5	31.3	32.5	33.4	30.9
Top 10 Customers %	43.2	44.5	44.6	45.8	42.7

Customers Served (Last Twelve Months)	356	348	355	344	373
Customers with >$1M in Revenues (Last Twelve Months)	82	89	92	90	90

Investor Relations Contact:

Paula Conde, Globant

investors@globant.com

(877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

(877) 215-5230

Source: Globant